December 9, 2019

Anil Diwan
President
NanoViricides, Inc.
1 Controls Drive
Shelton, CT 06484

       Re: NANOVIRICIDES, INC.
           Registration Statement on Form S-1
           Filed November 29, 2019
           File No. 333-235306

Dear Dr. Diwan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer L pez at 202-551-3792 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services